

Mr. Christopher Johns
Chief Financial Officer
SupportSave Solutions, Inc.
3450 Cahuenga Blvd West
Suite 409
Los Angeles, CA 90068

January 19, 2010

    RE: **SupportSave Solutions, Inc.**
                Form 10-K for the fiscal year ended May 31, 2009
                Filed August 28, 2009
                File No. 333-143901

Dear Mr. Johns:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director